October 9, 2009

Zip+4 Code: 20549-3561

<u>Via Fax & U.S. Mail</u>

Mr. Gary N. Hokanen
Chief Financial Officer
Interamerican Gaming., Inc.
144 Front Street West, Suite 700
Toronto, Ontario Canada M5J2L7

> Re: Form 8-K filed October 6, 2009
> File No.: 0-31639

Dear Mr. Hokanen:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please amend your Form 8-K to include disclosures with respect to the following comments:

1. In addition to your disclosure that Rotenberg and Company LLP has merged with another CPA firm, please expand to include a new paragraph to specifically disclose whether Rotenberg and Company LLP has either effectively "resigned," "declined to stand for re-election" or was "dismissed," effective on October 1, 2009. See Item 304(a)(1)(i) of Regulation S-K.

2. Please include a new paragraph that states whether the former auditors', Rotenberg and Company LLP, audit report on your financial statements for either of the past two years contained an adverse opinion or a disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope, or accounting principles.

3. Please include a new paragraph that states whether the decision to change accountants was recommended or approved by (i) any audit or similar committee of the board of

directors, or (ii) the board of directors, if you have no audit or similar committee of the board of directors. See Item 304(a)(1)(iii) of Regulation S-K.

4.   Please include a new paragraph that discloses whether or not there were any disagreements with the former auditors, Rotenberg and Company LLP, for the two most recent fiscal years and the subsequent interim period through the date of cessation of your client-auditor relationship with Rotenberg and Company LLP. Also disclose whether or not there were any "reportable events" for this same period with Rotenberg and Company LLP. Describe in detail any disagreement or reportable event. See Item 304(a)(1)(iv) and (v) of Regulation S-K.

5.   Please file as Exhibit 16.1 to the amended Item 4.01 Form 8-K, a letter from Rotenberg and Company LLP, indicating whether or not they agree with your disclosures.

6.   The amended Item 4.01 Form 8-K should be filed immediately and no longer than five business days from the date of this comment letter. Please note that if you require longer than five business days to respond, you should contact the staff immediately to request additional time.

Engagement of EFP Rotenberg and PCAOB Registration

7.   We note you have engaged the new firm of EFP Rotenberg LLP as your new independent registered public accounting firm. We also note that the firm of EFP Rotenberg LLP has not applied for registration with the Public Company Accounting Oversight Board (PCAOB). Section 102 of the Sarbanes-Oxley Act of 2002 makes it unlawful after October 22, 2003 for any person that is not a registered public accounting firm (i.e. registered with the PCAOB) to prepare or issue, or to participate in the preparation or issuance of, any audit report (or review report) with respect to any issuer. You must engage a new accountant that is a publicly registered accounting firm to perform review or audit work for the company. Please file a new Item 4.01 Form 8-K after you have engaged new accountants that are registered with the PCAOB. Provide all of the disclosures required by Item 304 of Regulation S-K regarding the period of engagement of EFP Rotenberg LLP which should include an Exhibit 16 letter from EFP Rotenberg LLP.

8.   Alternatively, please tell us if EFP Rotenberg LLP is planning to register with the PCAOB. If so, please note that if EFP Rotenberg LLP submits an application for registration with the PCAOB, the PCAOB will take action on their application for registration not later than 45 days after the date of receipt of the application by the PCAOB. However, if the PCAOB requests additional information, a new 45-day review period will begin when the requested information is received. Given this time frame, if

you have not already done so, you should promptly discuss this with your new accountant as they may not be able to issue an audit report on your year-end results in time for the 2003 filing deadlines, or may not be able to perform a interim review in accordance with SAS 100 for your next interim period if they are not registered in time. As defined under PCAOB Rule 1001(P)(ii), an unregistered firm or accountant cannot be engaged in the preparation or issuance of, or play a substantial role in the preparation or furnishing of, an audit report, other than to issue a consent to the use of an audit report for a prior period.

Other

9.   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Mr. Gary N. Hokanen
Interamerican Gaming., Inc.
October 9, 2009
Page 4

Please file your supplemental response via Edgar in response to these comments within five business days of the date of this letter. Please note that if you require longer than five business days to respond, you should contact the staff immediately to request additional time. You may contact Effie Simpson at (202) 551-3346 or Bob Benton, at (202) 551-3804 if you have any questions.

Sincerely,

Effie Simpson
Staff Accountant